Exhibit 2

FOR IMMEDIATE RELEASE

25 September 2019

WPP plc (“WPP”)

Executive Performance Share Plan (“EPSP”) Awards

The EPSP is WPP’s long term incentive scheme approved by shareholders at the 2013 Annual General Meeting. Participating in the scheme for the 2019-23 performance period are the two WPP executive directors and 51 senior executives within the Group’s operating companies. The 2019 awards are subject to a relative Total Shareholder Return (“TSR”) performance condition, with a Return on Invested Capital (“ROIC”) underpin. TSR performance will be compared to companies representing the most relevant, listed global competitors, with performance below median resulting in zero vesting. Performance between median and upper decile provides for a vesting opportunity of between 15% and 100%. The awards will vest subject to a ROIC underpin of an average of 7.5% over the performance period. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

On 24 September 2019, awards were granted to the executive directors under the EPSP. The awards were granted as nil cost options, which are exercisable over WPP shares or ADRs and also incorporate dividend awards. The extent to which the options will become exercisable in 2024 will depend on WPP’s performance, as described above, over five years from 1 January 2019 to 31 December 2023.

The 2019 EPSP awards were granted as follows:

Director	Number of shares (nil cost options)
Mr Mark Read	340,059 WPP Shares
Mr Paul Richardson	257,965 WPP Shares in the form of 51,593 WPP ADRs

Mr Richardson’s 2019 EPSP will be treated in line with the EPSP Rules on retirement, which provides for pro-rated vesting, on the normal vesting date, dependant on performance, as described above.

At today’s date, Mr Read’s holding in WPP is 191,355 ordinary shares and Mr Richardson’s holding in WPP is the equivalent of 1,068,240 ordinary shares (all being in WPP ADRs).

Contact:

Chris Wade, WPP

+44 (0)20 7282 4600

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634